Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Reports 141% Growth in BJJLink Transaction Volume to $16.2 million

Highlights

●	BJJLink payment transaction volume reaches $16.2 million annualized run-rate as of February 2026
●	Represents 141% growth since MMA.INC acquired BJJLink in December 2024
●	Platform generating valuable operational and consumer data across the martial arts ecosystem

New York, NY – MARCH 12, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today announced strong growth in payment transaction volume processed through its BJJLink platform, further extending the momentum highlighted in the Company’s recent announcement of 145% year-on-year subscription revenue growth.

Since MMA.INC acquired BJJLink in December 2024, transaction volume processed by academies using the platform has grown rapidly, reaching an annualized run-rate of approximately $16.2 million as of February 2026, representing approximately 141% growth when compared to the $6.7 million in total transaction volume recorded during calendar year 2024.

BJJLink is a purpose-built digital platform designed specifically for Brazilian Jiu-Jitsu and martial arts academies, enabling gym owners to manage memberships, billing, student engagement, retail sales and event registrations through a single integrated system.

Payments are processed through Stripe while BJJLink acts as the engagement and payments orchestration layer, managing recurring subscriptions, customer accounts and operational workflows across academies.

The majority of transaction volume on the platform is generated through recurring student memberships, typically ranging from $120 to $200 per month, alongside additional payments for merchandise, seminars, tournaments and special training events.

Importantly, as academies increasingly run their businesses through BJJLink, the platform is generating rich operational and consumer data across the martial arts ecosystem, including participation patterns, membership behavior, purchasing activity and training engagement.

This data layer provides significant long-term strategic value, enabling MMA.INC to develop enhanced products, analytics and commercial opportunities for academies and students, while supporting the Company’s broader strategy of building the core digital infrastructure for the global martial arts industry.

Nick Langton, Founder and CEO of MMA.INC, said:

“Since acquiring BJJLink in December 2024, we have rapidly accelerated both subscription growth and the underlying economic activity running through the platform.

The growth in transaction volume reflects the increasing number of academies using BJJLink as the operational backbone of their businesses.

As more academies migrate away from generic fitness software toward platforms designed specifically for combat sports, we are not only seeing strong payment growth but also the creation of an increasingly valuable data layer across the global martial arts ecosystem.

That data will allow us to deliver better technology, insights and commercial opportunities for academy owners and students while continuing to scale the MMA.INC platform.”

BJJLink is a core pillar in MMA.INC’s strategy to build the world’s leading technology infrastructure for the martial arts industry.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 16 countries across its various assets, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: With over 800 verified gyms, 75,000+ active students already training across 16 countries, MMA.INC connects local gyms with global communities in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc